EXHIBIT 99.3

Q3

Supplementary Financial Information

Third Quarter 2010

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

BCE Inc. (1)
Consolidated Operational Data

($ millions, except per share amounts) (unaudited)	Q3 2010	Q3 2009	$ change	% change		YTD 2010	YTD 2009	$ change	% change
Operating revenues	4,516	4,457	59	1.3%		13,386	13,085	301	2.3%
Cost of revenue, exclusive of depreciation and amortization	(1,204)	(1,152)	(52)	(4.5%)		(3,534)	(3,267)	(267)	(8.2%)
Selling, general and administrative expenses (A)	(1,415)	(1,418)	3	0.2%		(4,249)	(4,204)	(45)	(1.1%)
Net benefit plans cost	(65)	(86)	21	24.4%		(159)	(262)	103	39.3%
EBITDA (3)	1,832	1,801	31	1.7%		5,444	5,352	92	1.7%
EBITDA margin (4)	40.6%	40.4%		0.2	pts	40.7%	40.9%		(0.2	) pts
Depreciation	(647)	(636)	(11)	(1.7%)		(1,887)	(1,891)	4	0.2%
Amortization of intangible assets	(181)	(192)	11	5.7%		(549)	(576)	27	4.7%
Restructuring and other	(135)	(191)	56	29.3%		(172)	(445)	273	61.3%
Operating income	869	782	87	11.1%		2,836	2,440	396	16.2%
Other (expense) income	(19)	(24)	5	20.8%		121	(46)	167	n.m.
Interest expense	(165)	(171)	6	3.5%		(496)	(541)	45	8.3%
Pre-tax earnings from continuing operations	685	587	98	16.7%		2,461	1,853	608	32.8%
Income tax (expense) recovery	(51)	87	(138)	n.m.		(414)	(227)	(187)	(82.4%)
Non-controlling interest	(79)	(90)	11	12.2%		(238)	(254)	16	6.3%
Earnings from continuing operations	555	584	(29)	(5.0%)		1,809	1,372	437	31.9%
Discontinued operations	–	–	–	–		–	(10)	10	100.0%
Net earnings	555	584	(29)	(5.0%)		1,809	1,362	447	32.8%
Dividends on preferred shares	(27)	(26)	(1)	(3.8%)		(83)	(81)	(2)	(2.5%)
Net earnings applicable to common shares	528	558	(30)	(5.4%)		1,726	1,281	445	34.7%
Net earnings per common share – basic
Continuing operations	$0.70	$0.72	$(0.02)	(2.8%)		$2.27	$1.66	$0.61	36.7%
Discontinued operations	$–	$–	$–	–		$–	$(0.01)	$0.01	100.0%
Net earnings	$0.70	$0.72	$(0.02)	(2.8%)		$2.27	$1.65	$0.62	37.6%
Net earnings per common share – diluted
Continuing operations	$0.70	$0.72	$(0.02)	(2.8%)		$2.27	$1.66	$0.61	36.7%
Discontinued operations	$–	$–	$–	–		$–	$(0.01)	$0.01	100.0%
Net earnings	$0.70	$0.72	$(0.02)	(2.8%)		$2.27	$1.65	$0.62	37.6%
Dividends per common share	$0.458	$0.405	$0.053	13.1%		$1.328	$1.175	$0.153	13.0%
Average number of common shares outstanding – basic (millions)	756.7	767.2				760.7	774.8
Average number of common shares outstanding – diluted (millions)	757.3	767.2				761.1	774.8

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	–	36	(36)	100.0%		133	37	96	n.m.
Discontinued operations	–	(4)	4	100.0%		–	(7)	7	100.0%
Restructuring and other	(93)	(123)	30	24.4%		(109)	(291)	182	62.5%
Total	(93)	(91)	(2)	(2.2%)		24	(261)	285	n.m.
Impact on net earnings per share	$(0.12)	$(0.12)	$–	–		$0.03	$(0.34)	$0.37	n.m.
Adjusted EPS (3)	$0.82	$0.84	$(0.02)	(2.4%)		$2.24	$1.99	$0.25	12.6%

(A)	Excludes net benefit plans cost
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 2

BCE Inc.
Consolidated Operational Data – Historical Trend

($ millions, except per share amounts) (unaudited)	YTD 2010	Q3 10	Q2 10	Q1 10	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09
Operating revenues	13,386	4,516	4,438	4,432	17,735	4,650	4,457	4,297	4,331
Cost of revenue, exclusive of depreciation and amortization	(3,534)	(1,204)	(1,156)	(1,174)	(4,525)	(1,258)	(1,152)	(1,029)	(1,086)
Selling, general and administrative expenses (A)	(4,249)	(1,415)	(1,388)	(1,446)	(5,766)	(1,562)	(1,418)	(1,389)	(1,397)
Net benefit plans cost	(159)	(65)	(66)	(28)	(355)	(93)	(86)	(88)	(88)
EBITDA	5,444	1,832	1,828	1,784	7,089	1,737	1,801	1,791	1,760
EBITDA margin	40.7%	40.6%	41.2%	40.3%	40.0%	37.4%	40.4%	41.7%	40.6%
Depreciation	(1,887)	(647)	(630)	(610)	(2,595)	(704)	(636)	(630)	(625)
Amortization of intangible assets	(549)	(181)	(185)	(183)	(776)	(200)	(192)	(191)	(193)
Restructuring and other	(172)	(135)	(8)	(29)	(527)	(82)	(191)	(146)	(108)
Operating income	2,836	869	1,005	962	3,191	751	782	824	834
Other income (expense)	121	(19)	20	120	(18)	28	(24)	(23)	1
Interest expense	(496)	(165)	(166)	(165)	(723)	(182)	(171)	(179)	(191)
Pre-tax earnings from continuing operations	2,461	685	859	917	2,450	597	587	622	644
Income tax (expense) recovery	(414)	(51)	(159)	(204)	(368)	(141)	87	(166)	(148)
Non-controlling interest	(238)	(79)	(83)	(76)	(333)	(79)	(90)	(80)	(84)
Earnings from continuing operations	1,809	555	617	637	1,749	377	584	376	412
Discontinued operations	–	–	–	–	(11)	(1)	–	(4)	(6)
Net earnings	1,809	555	617	637	1,738	376	584	372	406
Dividends on preferred shares	(83)	(27)	(27)	(29)	(107)	(26)	(26)	(26)	(29)
Net earnings applicable to common shares	1,726	528	590	608	1,631	350	558	346	377
Net earnings per common share – basic
Continuing operations	$2.27	$0.70	$0.78	$0.79	$2.12	$0.46	$0.72	$0.45	$0.49
Discontinued operations	$–	$–	$–	$–	$(0.01)	$–	$–	$–	$(0.01)
Net earnings	$2.27	$0.70	$0.78	$0.79	$2.11	$0.46	$0.72	$0.45	$0.48
Net earnings per common share – diluted
Continuing operations	$2.27	$0.70	$0.78	$0.79	$2.12	$0.46	$0.72	$0.45	$0.49
Discontinued operations	$–	$–	$–	$–	$(0.01)	$–	$–	$–	$(0.01)
Net earnings	$2.27	$0.70	$0.78	$0.79	$2.11	$0.46	$0.72	$0.45	$0.48
Dividends per common share	$1.328	$0.458	$0.435	$0.435	$1.580	$0.405	$0.405	$0.385	$0.385
Average number of common shares outstanding – basic (millions)	760.7	756.7	759.7	765.7	772.9	767.2	767.2	769.0	788.3
Average number of common shares outstanding – diluted (millions)	761.1	757.3	760.1	766.0	772.9	767.3	767.2	769.0	788.3

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	133	–	8	125	48	11	36	–	1
Discontinued operations	–	–	–	–	(7)	–	(4)	(3)	–
Restructuring and other	(109)	(93)	1	(17)	(339)	(48)	(123)	(98)	(70)
Total	24	(93)	9	108	(298)	(37)	(91)	(101)	(69)
Impact on net earnings per share	$0.03	$(0.12)	$0.01	$0.14	$(0.39)	$(0.05)	$(0.12)	$(0.13)	$(0.09)
Adjusted EPS	$2.24	$0.82	$0.77	$0.65	$2.50	$0.51	$0.84	$0.58	$0.57

(A)	Excludes net benefit plans cost

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 3

BCE Inc.
Segmented Data (2)

($ millions, except where otherwise indicated) (unaudited)	Q3 2010	Q3 2009	$ change	% change		YTD 2010	YTD 2009	$ change	% change

Revenues
Bell Wireline	2,636	2,659	(23)	(0.9%)		7,926	7,826	100	1.3%
Bell Wireless	1,274	1,178	96	8.1%		3,637	3,360	277	8.2%
Inter-segment eliminations	(52)	(49)	(3)	(6.1%)		(155)	(148)	(7)	(4.7%)
Total Bell	3,858	3,788	70	1.8%		11,408	11,038	370	3.4%
Bell Aliant	762	786	(24)	(3.1%)		2,294	2,389	(95)	(4.0%)
Inter-segment eliminations	(104)	(117)	13	11.1%		(316)	(342)	26	7.6%
Total BCE Inc.	4,516	4,457	59	1.3%		13,386	13,085	301	2.3%

EBITDA
Bell Wireline	1,026	973	53	5.4%		3,110	2,947	163	5.5%
Margin	38.9%	36.6%		2.3	pts	39.2%	37.7%		1.5	pts
Bell Wireless	467	475	(8)	(1.7%)		1,336	1,377	(41)	(3.0%)
Margin	36.7%	40.3%		(3.6	) pts	36.7%	41.0%		(4.3	) pts
Total Bell	1,493	1,448	45	3.1%		4,446	4,324	122	2.8%
Margin	38.7%	38.2%		0.5	pts	39.0%	39.2%		(0.2	) pts
Bell Aliant	339	353	(14)	(4.0%)		998	1,028	(30)	(2.9%)
Margin	44.5%	44.9%		(0.4	) pts	43.5%	43.0%		0.5	pts
Total BCE Inc.	1,832	1,801	31	1.7%		5,444	5,352	92	1.7%
Margin	40.6%	40.4%		0.2	pts	40.7%	40.9%		(0.2	) pts

Operating income
Bell Wireline	341	229	112	48.9%		1,358	868	490	56.5%
Bell Wireless	333	354	(21)	(5.9%)		923	992	(69)	(7.0%)
Total Bell	674	583	91	15.6%		2,281	1,860	421	22.6%
Bell Aliant	195	199	(4)	(2.0%)		555	580	(25)	(4.3%)
Total BCE Inc.	869	782	87	11.1%		2,836	2,440	396	16.2%

Capital expenditures
Bell Wireline	513	412	(101)	(24.5%)		1,347	1,219	(128)	(10.5%)
Capital Intensity (5)	19.5%	15.5%		(4.0	) pts	17.0%	15.6%		(1.4	) pts
Bell Wireless	121	177	56	31.6%		256	531	275	51.8%
Capital Intensity	9.5%	15.0%		5.5	pts	7.0%	15.8%		8.8	pts
Total Bell	634	589	(45)	(7.6%)		1,603	1,750	147	8.4%
Capital Intensity	16.4%	15.5%		(0.9	) pts	14.1%	15.9%		1.8	pts
Bell Aliant	114	115	1	0.9%		334	344	10	2.9%
Capital Intensity	15.0%	14.6%		(0.4	) pts	14.6%	14.4%		(0.2	) pts
Total BCE Inc.	748	704	(44)	(6.3%)		1,937	2,094	157	7.5%
Capital Intensity	16.6%	15.8%		(0.8	) pts	14.5%	16.0%		1.5	pts

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 4

BCE Inc.
Segmented Data – Historical Trend

($ millions, except where otherwise indicated) (unaudited)	YTD 2010	Q3 10	Q2 10	Q1 10	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09

Revenues
Bell Wireline	7,926	2,636	2,632	2,658	10,666	2,840	2,659	2,575	2,592
Bell Wireless	3,637	1,274	1,210	1,153	4,558	1,198	1,178	1,104	1,078
Inter-segment eliminations	(155)	(52)	(50)	(53)	(204)	(56)	(49)	(51)	(48)
Total Bell	11,408	3,858	3,792	3,758	15,020	3,982	3,788	3,628	3,622
Bell Aliant	2,294	762	753	779	3,174	785	786	785	818
Inter-segment eliminations	(316)	(104)	(107)	(105)	(459)	(117)	(117)	(116)	(109)
Total BCE Inc.	13,386	4,516	4,438	4,432	17,735	4,650	4,457	4,297	4,331

EBITDA
Bell Wireline	3,110	1,026	1,041	1,043	3,907	960	973	982	992
Margin	39.2%	38.9%	39.6%	39.2%	36.6%	33.8%	36.6%	38.1%	38.3%
Bell Wireless	1,336	467	457	412	1,812	435	475	468	434
Margin	36.7%	36.7%	37.8%	35.7%	39.8%	36.3%	40.3%	42.4%	40.3%
Total Bell	4,446	1,493	1,498	1,455	5,719	1,395	1,448	1,450	1,426
Margin	39.0%	38.7%	39.5%	38.7%	38.1%	35.0%	38.2%	40.0%	39.4%
Bell Aliant	998	339	330	329	1,370	342	353	341	334
Margin	43.5%	44.5%	43.8%	42.2%	43.2%	43.6%	44.9%	43.4%	40.8%
Total BCE Inc.	5,444	1,832	1,828	1,784	7,089	1,737	1,801	1,791	1,760
Margin	40.7%	40.6%	41.2%	40.3%	40.0%	37.4%	40.4%	41.7%	40.6%

Operating income
Bell Wireline	1,358	341	501	516	1,148	280	229	290	349
Bell Wireless	923	333	319	271	1,284	292	354	338	300
Total Bell	2,281	674	820	787	2,432	572	583	628	649
Bell Aliant	555	195	185	175	759	179	199	196	185
Total BCE Inc.	2,836	869	1,005	962	3,191	751	782	824	834

Capital expenditures
Bell Wireline	1,347	513	455	379	1,717	498	412	455	352
Capital Intensity	17.0%	19.5%	17.3%	14.3%	16.1%	17.5%	15.5%	17.7%	13.6%
Bell Wireless	256	121	83	52	673	142	177	224	130
Capital Intensity	7.0%	9.5%	6.9%	4.5%	14.8%	11.9%	15.0%	20.3%	12.1%
Total Bell	1,603	634	538	431	2,390	640	589	679	482
Capital Intensity	14.1%	16.4%	14.2%	11.5%	15.9%	16.1%	15.5%	18.7%	13.3%
Bell Aliant	334	114	125	95	464	120	115	121	108
Capital Intensity	14.6%	15.0%	16.6%	12.2%	14.6%	15.3%	14.6%	15.4%	13.2%
Total BCE Inc.	1,937	748	663	526	2,854	760	704	800	590
Capital Intensity	14.5%	16.6%	14.9%	11.9%	16.1%	16.3%	15.8%	18.6%	13.6%

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 5

Bell Wireline (2)

	Q3	Q3			YTD	YTD
($ millions, except where otherwise indicated) (unaudited)	2010	2009	% change		2010	2009	% change
Bell Wireline
Local & access	759	783	(3.1%)		2,279	2,384	(4.4%)
Long distance	227	264	(14.0%)		698	813	(14.1%)
Data	900	892	0.9%		2,721	2,723	(0.1%)
Video	437	400	9.3%		1,299	1,176	10.5%
Equipment & other	231	241	(4.1%)		687	493	39.4%
Total external revenues	2,554	2,580	(1.0%)		7,684	7,589	1.3%
Inter-segment revenues	82	79	3.8%		242	237	2.1%
Total Bell Wireline operating revenue	2,636	2,659	(0.9%)		7,926	7,826	1.3%
Operating expenses	(1,610)	(1,686)	4.5%		(4,816)	(4,879)	1.3%
EBITDA	1,026	973	5.4%		3,110	2,947	5.5%
EBITDA Margin	38.9%	36.6%	2.3	pts	39.2%	37.7%	1.5	pts
Operating income	341	229	48.9%		1,358	868	56.5%

Capital expenditures	513	412	(24.5%)		1,347	1,219	(10.5%)
Capital intensity	19.5%	15.5%	(4.0	) pts	17.0%	15.6%	(1.4	) pts

Local
Network access services (NAS)
Residential	3,645,437	3,965,540	(8.1%)		3,645,437	3,965,540	(8.1%)
Business	2,894,440	3,002,985	(3.6%)		2,894,440	3,002,985	(3.6%)
Total	6,539,877	6,968,525	(6.2%)		6,539,877	6,968,525	(6.2%)
Network access service net (losses)/activations
Residential	(68,483)	(76,386)	10.3%		(241,093)	(255,531)	5.7%
Business	(23,686)	(26,701)	11.3%		(80,052)	(84,390)	5.1%
Total	(92,169)	(103,087)	10.6%		(321,145)	(339,921)	5.5%
Internet
High Speed Internet net activations	21,668	21,531	0.6%		28,236	29,810	(5.3%)
High Speed Internet subscribers EOP	2,085,227	2,084,343	0.0%		2,085,227	2,084,343	0.0%
Video (DTH and VDSL)
Net subscriber activations	18,538	40,665	(54.4%)		48,202	72,426	(33.4%)
Total subscribers EOP	1,997,079	1,924,197	3.8%		1,997,079	1,924,197	3.8%
ARPU (6) ($/month)	73.34	69.35	5.8%		73.11	69.06	5.9%
Churn (7) (%) (average per month)	1.6%	1.4%	(0.2	) pts	1.3%	1.2%	(0.1	) pts

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 6

Bell Wireline – Historical Trend

($ millions, except where otherwise indicated) (unaudited)	YTD 2010	Q3 10	Q2 10	Q1 10	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09
Bell Wireline
Local & access	2,279	759	758	762	3,159	775	783	796	805
Long distance	698	227	233	238	1,078	265	264	271	278
Data	2,721	900	909	912	3,696	973	892	919	912
Video	1,299	437	434	428	1,593	417	400	389	387
Equipment & other	687	231	219	237	817	324	241	119	133
Total external revenues	7,684	2,554	2,553	2,577	10,343	2,754	2,580	2,494	2,515
Inter-segment revenues	242	82	79	81	323	86	79	81	77
Total Bell Wireline operating revenue	7,926	2,636	2,632	2,658	10,666	2,840	2,659	2,575	2,592
Operating expenses	(4,816)	(1,610)	(1,591)	(1,615)	(6,759)	(1,880)	(1,686)	(1,593)	(1,600)
EBITDA	3,110	1,026	1,041	1,043	3,907	960	973	982	992
EBITDA Margin	39.2%	38.9%	39.6%	39.2%	36.6%	33.8%	36.6%	38.1%	38.3%
Operating income	1,358	341	501	516	1,148	280	229	290	349

Capital expenditures	1,347	513	455	379	1,717	498	412	455	352
Capital intensity	17.0%	19.5%	17.3%	14.3%	16.1%	17.5%	15.5%	17.7%	13.6%

Local
Network access services (NAS)
Residential	3,645,437	3,645,437	3,713,920	3,810,912	3,886,530	3,886,530	3,965,540	4,041,926	4,143,305
Business	2,894,440	2,894,440	2,918,126	2,950,281	2,974,492	2,974,492	3,002,985	3,029,686	3,060,902
Total	6,539,877	6,539,877	6,632,046	6,761,193	6,861,022	6,861,022	6,968,525	7,071,612	7,204,207
Network access service net (losses)/activations
Residential	(241,093)	(68,483)	(96,992)	(75,618)	(334,541)	(79,010)	(76,386)	(101,379)	(77,766)
Business	(80,052)	(23,686)	(32,155)	(24,211)	(112,883)	(28,493)	(26,701)	(31,216)	(26,473)
Total	(321,145)	(92,169)	(129,147)	(99,829)	(447,424)	(107,503)	(103,087)	(132,595)	(104,239)
Internet
High Speed Internet net activations	28,236	21,668	(3,899)	10,467	37,618	7,808	21,531	1,991	6,288
High Speed Internet subscribers EOP (A)	2,085,227	2,085,227	2,063,559	2,067,458	2,056,991	2,056,991	2,084,343	2,062,812	2,060,821
Video (DTH and VDSL)
Net subscriber activations	48,202	18,538	9,775	19,889	113,315	40,889	40,665	20,018	11,743
Total subscribers EOP (A)	1,997,079	1,997,079	1,978,541	1,968,766	1,948,877	1,948,877	1,924,197	1,883,532	1,863,514
ARPU ($/month)	73.11	73.34	73.43	72.60	69.59	71.12	69.35	68.98	68.84
Churn (%) (average per month)	1.3%	1.6%	1.3%	1.1%	1.2%	1.3%	1.4%	1.1%	1.1%

(A)	Following a company-wide review of subscriber metrics, our Internet and Video customer base were reduced by 35,160 and 16,209 respectively, at the end of Q4 2009.

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 7

Bell Wireless (2)

	Q3	Q3			YTD	YTD
($ millions, except where otherwise indicated) (unaudited)	2010	2009	% change		2010	2009	% change
Bell Wireless
Revenue
Service	1,160	1,056	9.8%		3,330	3,047	9.3%
Product	103	106	(2.8%)		273	276	(1.1%)
Total external Bell Wireless revenues	1,263	1,162	8.7%		3,603	3,323	8.4%
Inter-segment revenues	11	16	(31.3%)		34	37	(8.1%)
Total Bell Wireless operating revenues	1,274	1,178	8.1%		3,637	3,360	8.2%
Operating expenses	(807)	(703)	(14.8%)		(2,301)	(1,983)	(16.0%)
EBITDA	467	475	(1.7%)		1,336	1,377	(3.0%)
EBITDA margin (Total revenues)	36.7%	40.3%	(3.6	) pts	36.7%	41.0%	(4.3	) pts
EBITDA margin (Service revenues)	40.3%	45.0%	(4.7	) pts	40.1%	45.2%	(5.1	) pts
Operating Income	333	354	(5.9%)		923	992	(7.0%)

Capital expenditures	121	177	31.6%		256	531	51.8%
Capital intensity	9.5%	15.0%	5.5	pts	7.0%	15.8%	8.8	pts

Wireless gross activations (A)	537,295	500,895	7.3%		1,446,768	1,270,498	13.9%
Postpaid	368,154	301,876	22.0%		933,045	755,893	23.4%
Wireless net activations (A)	137,880	134,737	2.3%		291,964	209,748	39.2%
Postpaid	159,465	121,692	31.0%		343,431	220,894	55.5%
Wireless subscribers EOP (A) (C)	7,125,266	6,707,269	6.2%		7,125,266	6,707,269	6.2%
Postpaid	5,384,661	4,966,061	8.4%		5,384,661	4,966,061	8.4%
Average revenue per unit (ARPU) (B) ($/month)	53.54	52.13	2.7%		51.93	51.90	0.1%
Prepaid	18.85	18.36	2.7%		18.02	16.83	7.1%
Postpaid	65.04	64.09	1.5%		63.50	63.00	0.8%
Churn (%) (B) (average per month)	1.9%	1.8%	(0.1	) pts	1.9%	1.7%	(0.2	) pts
Prepaid	3.4%	3.5%	0.1	pts	3.4%	3.2%	(0.2	) pts
Postpaid	1.4%	1.3%	(0.1	) pts	1.3%	1.3%	0.0	pts
Usage per subscriber (B) (C) (min/month)	280	291	(3.8%)		272	290	(6.2%)
Cost of acquisition (COA) (8) (B) ($/sub)	392	320	(22.5%)		377	352	(7.1%)
PRO FORMA (D)
Average revenue per unit (ARPU) (D) ($/month)	53.54	52.13	2.7%		51.93	50.80	2.2%
Prepaid	18.85	18.36	2.7%		18.02	17.22	4.6%
Postpaid	65.04	64.09	1.5%		63.50	62.91	0.9%
Churn (%) (D) (average per month)	1.9%	1.8%	(0.1	) pts	1.9%	1.8%	(0.1	) pts
Prepaid	3.4%	3.5%	0.1	pts	3.4%	3.3%	(0.1	) pts
Postpaid	1.4%	1.3%	(0.1	) pts	1.3%	1.3%	0.0	pts
Usage per subscriber (C) (D) (min/month)	280	291	(3.8%)		272	284	(4.2%)
Cost of acquisition (COA) (8) (D) ($/sub)	392	320	(22.5%)		377	340	(10.9%)

(A)	Total wireless gross activations, net activations and EOP subscribers include 100% of Virgin Mobile’s subscribers.
(B)	Beginning in Q3 2009, wireless average revenue per unit, churn, usage per subscriber and cost of acquisition reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.
(C)	Following a company-wide review of subscriber metrics, we reduced subscribers by 34,752 for postpaid and 2,074 for prepaid as at the end of Q4 2009. The definition of usage per subscriber has been refined and all prior periods have been restated for comparability.
(D)	Wireless average revenue per unit, churn, usage per subscriber and cost of acquisition in the prior years have been restated to include 100% of Virgin Mobile results, rather than 50%.

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 8

Bell Wireless – Historical Trend

($ millions, except where otherwise indicated) (unaudited)	YTD 2010	Q3 10	Q2 10	Q1 10	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09
Bell Wireless

Revenue
Service	3,330	1,160	1,114	1,056	4,102	1,055	1,056	1,005	986
Product	273	103	84	86	405	129	106	88	82
Total external Bell Wireless revenues	3,603	1,263	1,198	1,142	4,507	1,184	1,162	1,093	1,068
Inter-segment revenues	34	11	12	11	51	14	16	11	10
Total Bell Wireless operating revenues	3,637	1,274	1,210	1,153	4,558	1,198	1,178	1,104	1,078
Operating expenses	(2,301)	(807)	(753)	(741)	(2,746)	(763)	(703)	(636)	(644)
EBITDA	1,336	467	457	412	1,812	435	475	468	434
EBITDA margin (Total revenues)	36.7%	36.7%	37.8%	35.7%	39.8%	36.3%	40.3%	42.4%	40.3%
EBITDA margin (Service revenues)	40.1%	40.3%	41.0%	39.0%	44.2%	41.2%	45.0%	46.6%	44.0%
Operating Income	923	333	319	271	1,284	292	354	338	300

Capital expenditures	256	121	83	52	673	142	177	224	130
Capital intensity	7.0%	9.5%	6.9%	4.5%	14.8%	11.9%	15.0%	20.3%	12.1%

Wireless gross activations (A)	1,446,768	537,295	480,639	428,834	1,794,237	523,739	500,895	403,751	365,852
Postpaid	933,045	368,154	300,579	264,312	1,056,126	300,233	301,876	243,886	210,131
Wireless net activations (A)	291,964	137,880	98,459	55,625	372,607	162,859	134,737	44,716	30,295
Postpaid	343,431	159,465	102,754	81,212	330,815	109,921	121,692	64,181	35,021
Wireless subscribers EOP (A) (C)	7,125,266	7,125,266	6,987,386	6,888,927	6,833,302	6,833,302	6,707,269	6,572,532	6,527,816
Postpaid	5,384,661	5,384,661	5,225,196	5,122,442	5,041,230	5,041,230	4,966,061	4,844,369	4,780,188
Average revenue per unit (ARPU)(B) ($/month)	51.93	53.54	52.12	50.07	51.70	51.08	52.13	52.05	51.52
Prepaid	18.02	18.85	18.35	16.87	17.15	18.45	18.36	16.41	15.38
Postpaid	63.50	65.04	63.66	61.72	62.87	62.47	64.09	62.58	62.34
Churn (%) (B) (average per month)	1.9%	1.9%	1.8%	1.8%	1.7%	1.8%	1.8%	1.7%	1.6%
Prepaid	3.4%	3.4%	3.4%	3.4%	3.2%	3.2%	3.5%	3.3%	2.9%
Postpaid	1.3%	1.4%	1.3%	1.2%	1.3%	1.3%	1.3%	1.3%	1.2%
Usage per subscriber (B) (C) (min/month)	272	280	284	259	287	281	291	299	279
Cost of acquisition (COA) (B) ($/sub)	377	392	374	362	350	327	320	356	397
PRO FORMA (D)
Average revenue per unit (ARPU)(D) ($/month)	51.93	53.54	52.12	50.07	50.88	51.08	52.13	50.46	49.84
Prepaid	18.02	18.85	18.35	16.87	17.53	18.45	18.36	17.26	16.05
Postpaid	63.50	65.04	63.66	61.72	62.81	62.47	64.09	62.48	62.24
Churn (%) (D) (average per month)	1.9%	1.9%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.7%
Prepaid	3.4%	3.4%	3.4%	3.4%	3.2%	3.2%	3.5%	3.3%	3.0%
Postpaid	1.3%	1.4%	1.3%	1.2%	1.3%	1.3%	1.3%	1.3%	1.3%
Usage per subscriber (C) (D) (min/month)	272	280	284	259	283	281	291	290	271
Cost of acquisition (COA) (D) ($/sub)	377	392	374	362	336	327	320	333	374

(A)	Total wireless gross activations, net activations and EOP subscribers include 100% of Virgin Mobile’s subscribers.
(B)	Beginning in Q3 2009, wireless average revenue per unit, churn, usage per subscriber and cost of acquisition reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.
(C)

Following a company-wide review of subscriber metrics, we reduced subscribers by 34,752 for postpaid and 2,074 for prepaid as at the end of Q4 2009. The definition of usage per subscriber has been refined and all prior periods have been restated for comparability.

(D)	Wireless average revenue per unit, churn, usage per subscriber and cost of acquisition in the prior years have been restated to include 100% of Virgin Mobile results, rather than 50%.

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 9

     BCE Inc.
Net debt and other information (2)

BCE Inc. – Net debt and preferreds

At September 30, 2010		BCE Inc.
(unaudited)
($ millions, except where otherwise indicated)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	527	612	1,139
Long-term debt	7,535	2,364	9,899
Securitization of accounts receivable	1,140	150	1,290
Preferred shares – BCE	2,770	–	2,770
Cash and cash equivalents	(1,170)	(15)	(1,185)
Net debt	10,802	3,111	13,913
Bell – Balance Sheet Information
(unaudited)
($ millions, except where otherwise indicated)	September 30	June 30	March 31	Dec. 31
	2010	2010	2010	2009

Debt due within one year	527	511	580	543
Long-term debt	7,535	7,533	7,543	7,541
Securitization of accounts receivable	1,140	1,136	1,140	1,140
Preferred shares – BCE	2,770	2,770	2,770	2,770
Cash and cash equivalents	(1,170)	(916)	(730)	(660)
Net Debt	10,802	11,034	11,303	11,334

Net Debt: Trailing 12 month EBITDA, including Bell Aliant distributions to BCE	1.76	1.81	1.87	1.89
EBITDA, including Bell Aliant distributions to BCE: Net interest, securitization costs and preferred dividends (trailing 12 months)	9.61	9.42	9.17	8.79
Cash Flow Information
(unaudited)	Q3	Q3			YTD	YTD
($ millions, except where otherwise indicated)	2010	2009	$ change	% change	2010	2009	$ change	% change

Free Cash Flow (FCF)
Cash from operating activities	1,422	1,230	192	15.6%	3,466	3,134	332	10.6%
Capital expenditures	(634)	(589)	(45)	(7.6%)	(1,603)	(1,750)	147	8.4%
Other investing activities	(24)	(39)	15	38.5%	(78)	(81)	3	3.7%
Dividends paid on preferred shares	(25)	(26)	1	3.8%	(80)	(81)	1	1.2%
Bell Aliant distributions to BCE	73	73	–	–	218	219	(1)	(0.5%)
FCF	812	649	163	25.1%	1,923	1,441	482	33.4%

Cash Flow Information – Historical Trend
(unaudited)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
($ millions, except where otherwise indicated)	2010	2010	2010	2010	2009	2009	2009	2009	2009

Free Cash Flow (FCF)
Cash from operating activities	3,466	1,422	1,091	953	3,755	621	1,230	1,181	723
Capital expenditures	(1,603)	(634)	(538)	(431)	(2,390)	(640)	(589)	(679)	(482)
Other investing activities	(78)	(24)	(32)	(22)	(93)	(12)	(39)	(28)	(14)
Dividends paid on preferred shares	(80)	(25)	(27)	(28)	(107)	(26)	(26)	(27)	(28)
Bell Aliant distributions to BCE	218	73	72	73	291	72	73	73	73
FCF	1,923	812	566	545	1,456	15	649	520	272

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 10

BCE Inc.
Consolidated Balance Sheet Data

	September 30	June 30	March 31	December 31
($ millions, except where otherwise indicated) (unaudited)	2010	2010	2010	2009
ASSETS
Current assets
Cash and cash equivalents	1,185	928	748	687
Accounts receivable	1,475	1,375	1,523	1,605
Future income taxes	143	176	128	110
Inventory	459	417	446	448
Prepaid expenses	308	369	389	296
Other current assets	190	162	145	137
Current assets of discontinued operations	1	1	1	1
Total current assets	3,761	3,428	3,380	3,284
Capital assets
Property, plant and equipment	19,444	19,368	19,381	19,441
Finite-life intangible assets	2,361	2,415	2,483	2,541
Indefinite-life intangible assets	3,885	3,861	3,817	3,803
Total capital assets	25,690	25,644	25,681	25,785
Other long-term assets	3,214	3,175	3,126	3,207
Goodwill	5,771	5,771	5,774	5,774
Total assets	38,436	38,018	37,961	38,050
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,962	3,541	3,568	3,716
Interest payable	129	108	133	113
Dividends payable	388	373	375	354
Debt due within one year	1,139	670	747	600
Current liabilities of discontinued operations	4	4	3	3
Total current liabilities	5,622	4,696	4,826	4,786
Long-term debt	9,899	10,292	10,301	10,299
Other long-term liabilities	4,647	4,808	4,808	4,942
Total liabilities	20,168	19,796	19,935	20,027
Non-controlling interest	1,013	1,023	1,031	1,049
SHAREHOLDERS’ EQUITY
Preferred shares	2,770	2,770	2,770	2,770
Common shareholders’ equity
Common shares	12,741	12,790	12,851	12,921
Contributed surplus	2,473	2,479	2,485	2,490
Accumulated other comprehensive income	1	20	(38)	92
Deficit	(730)	(860)	(1,073)	(1,299)
Total common shareholders’ equity	14,485	14,429	14,225	14,204
Total shareholders’ equity	17,255	17,199	16,995	16,974
Total liabilities and shareholders’ equity	38,436	38,018	37,961	38,050
Number of common shares outstanding	755.6	759.1	763.0	767.2

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 11

BCE Inc.
Consolidated Cash Flow Data

	Q3	Q3			YTD	YTD
($ millions, except where otherwise indicated) (unaudited)	2010	2009	$ change		2010	2009	$ change
Cash flows from operating activities
Net earnings	555	584	(29)		1,809	1,362	447
Less: Losses from discontinued operations, net of income taxes and non-controlling interest	–	–	–		–	(10)	10
Earnings from continuing operations	555	584	(29)		1,809	1,372	437
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	828	828	–		2,436	2,467	(31)
Net benefit plans cost	65	86	(21)		159	262	(103)
Restructuring and other	135	191	(56)		172	445	(273)
Gains on investments	(1)	(36)	35		(136)	(38)	(98)
Future income taxes	(32)	(228)	196		(26)	(246)	220
Non-controlling interest	79	90	(11)		238	254	(16)
Contributions to employee pension plans	(115)	(99)	(16)		(414)	(283)	(131)
Other employee future benefit plan payments	(25)	(25)	–		(73)	(72)	(1)
Payments of restructuring and other	(35)	(70)	35		(178)	(252)	74
Operating assets and liabilities	216	216	–		169	27	142
Cash flows from operating activities	1,670	1,537	133		4,156	3,936	220
Bell Aliant distributions to BCE	73	73	–		218	219	(1)
Capital expenditures	(748)	(704)	(44)		(1,937)	(2,094)	157
Other investing activities	(24)	(38)	14		(76)	(78)	2
Cash dividends paid on preferred shares	(25)	(26)	1		(80)	(81)	1
Cash distributions paid by subsidiaries to non-controlling interest	(92)	(93)	1		(277)	(277)	–
Bell Aliant Free Cash Flow	(42)	(100)	58		(81)	(184)	103
Free Cash Flow (3)	812	649	163		1,923	1,441	482
Bell Aliant undistributed Free Cash Flow	(31)	27	(58)		(137)	(35)	(102)
Business acquisitions	–	(313)	313		13	(334)	347
Business dispositions	–	10	(10)		8	10	(2)
Going-private costs	–	–	–		–	(7)	7
Increase in investments	–	(2)	2		(3)	(3)	–
Decrease in investments	6	55	(49)		139	55	84
Increase (decrease) in notes payable and bank advances	33	(5)	38		147	(155)	302
Issue of long-term debt	350	–	350		350	1,348	(998)
Repayment of long-term debt	(404)	(656)	252		(635)	(2,336)	1,701
Cash dividends paid on common shares	(329)	(296)	(33)		(972)	(891)	(81)
Issue of common shares	15	–	15		28	2	26
Repurchase of common shares	(125)	–	(125)		(375)	(894)	519
Other financing activities	(70)	(38)	(32)		11	(79)	90
	(555)	(1,218)	663		(1,426)	(3,319)	1,893
Cash flows from (used in) continuing operations	257	(569)	826		497	(1,878)	2,375
Cash flows (used in) from discontinued operations activities	–	(2)	2		1	(7)	8
Cash flows (used in) from discontinued investing activities	–	(6)	6		–	11	(11)
Net increase (decrease) in cash and cash equivalents	257	(577)	834		498	(1,874)	2,372
Cash and cash equivalents at beginning of period	929	1,766	(837)		688	3,063	(2,375)
Cash and cash equivalents at end of period	1,186	1,189	(3)		1,186	1,189	(3)
Consists of:
Cash and cash equivalents of continuing operations	1,185	1,187	(2)		1,185	1,187	(2)
Cash and cash equivalents of discontinued operations	1	2	(1)		1	2	(1)
Total	1,186	1,189	(3)		1,186	1,189	(3)

Other information
Cash flow per share (9)	$1.22	$1.08	$0.14		$2.92	$2.38	$0.54
Annualized cash flow yield (10)	7.6%	10.3%	(2.7	) pts	7.6%	10.3%	(2.7	) pts
Common dividend payout (11)	55.9%	48.2%	7.7	pts	59.3%	59.0%	0.3	pts

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 12

BCE Inc.
Consolidated Cash Flow Data – Historical Trend

($ millions, except where otherwise indicated) (unaudited)	YTD 2010	Q3 10	Q2 10	Q1 10	Total 2009	Q4 09	Q3 09	Q2 09	Q1 09
Cash flows from operating activities
Net earnings	1,809	555	617	637	1,738	376	584	372	406
Less: Losses from discontinued operations, net of income taxes and non-controlling interest	–	–	–	–	(11)	(1)	–	(4)	(6)
Earnings from continuing operations	1,809	555	617	637	1,749	377	584	376	412
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	2,436	828	815	793	3,371	904	828	821	818
Net benefit plans cost	159	65	66	28	355	93	86	88	88
Restructuring and other	172	135	8	29	527	82	191	146	108
Gains on investments	(136)	(1)	(10)	(125)	(49)	(11)	(36)	–	(2)
Future income taxes	(26)	(32)	(18)	24	32	278	(228)	(5)	(13)
Non-controlling interest	238	79	83	76	333	79	90	80	84
Contributions to employee pension plans	(414)	(115)	(144)	(155)	(1,068)	(785)	(99)	(92)	(92)
Other employee future benefit plan payments	(73)	(25)	(24)	(24)	(96)	(24)	(25)	(23)	(24)
Payments of restructuring and other	(178)	(35)	(49)	(94)	(310)	(58)	(70)	(105)	(77)
Operating assets and liabilities	169	216	44	(91)	40	13	216	188	(377)
Cash flows from operating activities	4,156	1,670	1,388	1,098	4,884	948	1,537	1,474	925
Bell Aliant distributions to BCE	218	73	72	73	291	72	73	73	73
Capital expenditures	(1,937)	(748)	(663)	(526)	(2,854)	(760)	(704)	(800)	(590)
Other investing activities	(76)	(24)	(31)	(21)	(89)	(11)	(38)	(27)	(13)
Cash dividends paid on preferred shares	(80)	(25)	(27)	(28)	(107)	(26)	(26)	(27)	(28)
Cash distributions paid by subsidiaries to non-controlling interest	(277)	(92)	(93)	(92)	(369)	(92)	(93)	(92)	(92)
Bell Aliant Free Cash Flow	(81)	(42)	(80)	41	(300)	(116)	(100)	(81)	(3)
Free Cash Flow	1,923	812	566	545	1,456	15	649	520	272
Bell Aliant undistributed Free Cash Flow	(137)	(31)	8	(114)	9	44	27	8	(70)
Business acquisitions	13	–	4	9	(338)	(4)	(313)	(1)	(20)
Business dispositions	8	–	8	–	11	1	10	–	–
Going-private costs	–	–	–	–	(7)	–	–	(1)	(6)
Increase in investments	(3)	–	(3)	–	(53)	(50)	(2)	(1)	–
Decrease in investments	139	6	123	10	113	58	55	–	–
Increase (decrease) in notes payable and bank advances	147	33	2	112	(194)	(39)	(5)	(238)	88
Issue of long-term debt	350	350	–	–	1,348	–	–	1,348	–
Repayment of long-term debt	(635)	(404)	(175)	(56)	(2,539)	(203)	(656)	(1,586)	(94)
Cash dividends paid on common shares	(972)	(329)	(333)	(310)	(1,201)	(310)	(296)	(301)	(294)
Issue of common shares	28	15	12	1	2	–	–	1	1
Repurchase of common shares	(375)	(125)	(125)	(125)	(894)	–	–	(337)	(557)
Other financing activities	11	(70)	92	(11)	(90)	(11)	(38)	(31)	(10)
	(1,426)	(555)	(387)	(484)	(3,833)	(514)	(1,218)	(1,139)	(962)
Cash flows from (used in) continuing operations	497	257	179	61	(2,377)	(499)	(569)	(619)	(690)
Cash flows from (used in) discontinued operations activities	1	–	1	–	(9)	(2)	(2)	3	(8)
Cash flows from (used in) discontinued investing activities	–	–	–	–	11	–	(6)	17	–
Net increase (decrease) in cash and cash equivalents	498	257	180	61	(2,375)	(501)	(577)	(599)	(698)
Cash and cash equivalents at beginning of period	688	929	749	688	3,063	1,189	1,766	2,365	3,063
Cash and cash equivalents at end of period	1,186	1,186	929	749	688	688	1,189	1,766	2,365
Consists of:
Cash and cash equivalents of continuing operations	1,185	1,185	928	748	687	687	1,187	1,761	2,356
Cash and cash equivalents of discontinued operations	1	1	1	1	1	1	2	5	9
Total	1,186	1,186	929	749	688	688	1,189	1,766	2,365

Other information
Cash flow per share	$2.92	$1.22	$0.95	$0.75	$2.63	$0.25	$1.08	$0.88	$0.42
Annualized cash flow yield	7.6%	7.6%	7.5%	7.6%	6.5%	6.5%	10.3%	8.3%	8.5%
Common dividend payout	59.3%	55.9%	56.5%	66.9%	63.2%	79.4%	48.2%	66.4%	67.5%

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 13

Accompanying Notes

(1)

Throughout this report, BCE means BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.

(2)

We report our results of operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our reportable segments as strategic business units organized by products and services.

During the third quarter of 2008, certain elements of our operating segments were realigned to reflect changes in our management accountabilities for operations. Our reportable segments did not change.

(3)

Non-GAAP Financial Measures

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less cost of revenue, selling, general and administrative expenses and net benefit plans costs, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income.

Adjusted earnings per share (EPS)
The term adjusted EPS does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define adjusted EPS as EPS before restructuring and other and net losses (gains) on investments.

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 14

Accompanying Notes

We use adjusted EPS among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable Canadian GAAP financial measure is EPS.

FREE CASH FLOW
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow on a consistent basis from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

The most comparable Canadian GAAP financial measure is cash from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 15

Accompanying Notes

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period
(11)	Common dividend payout is calculated as follows: Dividends per common share Adjusted EPS

BCE Inc. Supplementary Financial Information – Third Quarter 2010 Page 16